UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

Mobileye N.V.

(Name of Subject Company (Issuer))

Cyclops Holdings, LLC

(Offeror)

a wholly owned subsidiary of

Intel Corporation

(Ultimate Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer, or other person))

Ordinary shares, nominal value €0.01 per share

(Title of Class of Securities)

N51488117

(CUSIP Number of Class of Securities)

Steve Rodgers

Executive Vice President and General Counsel

Intel Corporation

2200 Mission College Blvd.

Santa Clara, California 95054-1549

Telephone: (408) 765-8080

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Kenton J. King Sonia K. Nijjar Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue Palo Alto, California 94301 +1 650 470-4500	Alexander J. Kaarls Houthoff Buruma Gustav Mahlerplein 50 1082 MA Amsterdam The Netherlands +31 20 605 60 00	Barak S. Platt Yigal Arnon & Co. 1 Azrieli Center Round Building Tel Aviv 6702101 Israel +972 3 608 7777

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$15,397,689,308.00	$1,784,592.00

*	Calculated solely for purposes of determining the filing fee. The calculation of the transaction value is determined by adding the sum of (i) 222,411,106 ordinary shares, nominal value €0.01 per share, of Mobileye N.V. multiplied by the offer consideration of $63.54 per share, (ii) the net offer consideration for 28,435,593 shares issuable pursuant to outstanding stock options with an exercise price less than $63.54 per share (which is calculated by multiplying the number of shares underlying such outstanding stock options by an amount equal to $63.54 minus the weighted average exercise price for such stock options of $21.27 per share) and (iii) 1,002,756 shares subject to issuance pursuant to restricted share units multiplied by the offer consideration of $63.54 per share. The foregoing share figures have been provided by the issuer to the offeror and are, as of March 31, 2017, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction value by 0.0001159.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: $1,784,592.00	Filing Party: Cyclops Holdings, LLC and Intel Corporation
Form or Registration No.: Schedule TO	Date Filed: April 5, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the United States Securities and Exchange Commission on April 5, 2017 (together with any amendments and supplements thereto, the “Schedule TO”) in relation to the tender offer by Cyclops Holdings, LLC, a Delaware limited liability company (“Purchaser”) and a wholly owned subsidiary of Intel Corporation, a Delaware corporation (“Intel”), for all outstanding ordinary shares, nominal value €0.01 per share (the “Shares”), of Mobileye N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands registered with the trade register in The Netherlands under file number 34158597 (“Mobileye”), at a price of $63.54 per Share, less any applicable withholding taxes and without interest to the holders thereof, payable in cash, upon the terms and conditions set forth in the offer to purchase dated April 5, 2017 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO.

Except as specifically provided herein, the information contained in the Schedule TO, the Offer to Purchase, and the Letter of Transmittal remains unchanged and this Amendment does not modify any of the information previously reported on the Schedule TO. This Amendment should be read in conjunction with the Schedule TO, the Offer to Purchase, and the Letter of Transmittal.

The Offer to Purchase and Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1.     The sentences beginning “If such amendment to” in the paragraphs beginning “In addition, you should be aware” (a) under the heading “If I decide not to tender, how will the Offer affect my Shares and what will happen to Mobileye” on page ix of the Summary Term Sheet in the Offer to Purchase and (b) in Section 12 —“Purpose of the Offer; Plans for Mobileye” on page 52 of the Offer to Purchase are hereby amended and restated in their entirety to read as follows:

If such amendment to Mobileye’s articles of association becomes effective during the Subsequent Offering Period or the Minority Exit Offering Period, then all transfers of record ownership of the Shares to Purchaser during the Subsequent Offering Period and (if applicable) the Minority Exit Offering Period must be effected by way of a notarial deed executed before a Dutch notary (which will require tendering Mobileye shareholders to execute a power of attorney in coordination with Purchaser, legalized and apostilled, and to provide know-your-customer information, each to the satisfaction of the Dutch civil-law notary); this will cause transfers of record ownership of Shares to Purchaser during such extensions of the Offer to be substantially more expensive, cumbersome and time-consuming than transfers of record ownership of Shares to Purchaser prior to the Expiration Time. Any Shares so transferred and tendered will immediately be accepted by Purchaser and promptly paid in cash, at an amount per Share equal to the Offer Consideration, without interest and less applicable withholding taxes.

2.     The paragraph below (a) is hereby added after the paragraphs beginning (i) “If the Post-Offer Reorganization is consummated” on page x of the Summary Term Sheet in the Offer to Purchase and (ii) “As promptly as practicable following the closing of the Subsequent Offering Period” in Section 1 — “Terms of the Offer” on page 8 of the Offer to Purchase; and (b) amending and restating in their entirety the paragraphs beginning “Purchaser and Intel may effectuate or cause to be effectuated” in (i) the cover section of the Schedule TO and (ii) Section 12 —“Purpose of the Offer; Plans for Mobileye” on page 53 of the Offer to Purchase:

In order for Purchaser to become the owner of all of Mobileye’s business operations from and after the consummation of such transaction or series of transactions, as promptly as practicable following the closing of the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period), Purchaser intends to effectuate either (A) if permissible under applicable law, the Compulsory Acquisition, or (B) subject to the receipt of the Pre-Wired Asset Sale Ruling (as defined below) and the approval of the Pre-Wired Asset Sale Resolutions by Mobileye shareholders at the EGM, the Asset Sale, followed by the Liquidation and the Second Step Distribution. Intel and Purchaser will continue to review the structural, tax, and other implications for Intel, Purchaser, and Mobileye associated with the election of either such option as well as the availability of each such option under applicable law.

3.     The paragraph beginning “Purchaser and Intel may effectuate or cause to be effectuated” in the section entitled “Introduction” on page 4 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

In order for Purchaser to become the owner of all of Mobileye’s business operations, as promptly as practicable following the closing of the Subsequent Offering Period (as it may be extended by the Minority Exit Offering Period), Purchaser intends to effectuate either (A) if permissible under applicable law, the Compulsory Acquisition, or (B) subject to the receipt of the Pre-Wired Asset Sale Ruling (as defined below) and the approval of the Pre-Wired Asset Sale Resolutions by Mobileye shareholders at the EGM, a sale of all or substantially all of the assets of Mobileye to, and the transfer to and assumption of all or substantially all of the assets and liabilities of Mobileye by, Purchaser (or an affiliate of Purchaser) (the “Asset Sale”), followed by the Liquidation (as defined below) and the Second Step Distribution (as defined below). Intel and Purchaser will continue to review the structural, tax, and other implications for Intel, Purchaser, and Mobileye associated with the election of either such option as well as the availability of each such option under applicable law.

4.     The sentence below is hereby added after the sentences beginning “There will be no withdrawal rights during the Subsequent Offering Period” in the paragraphs beginning (a) “Following the Expiration Time, Purchaser intends” in the Section 1 — “Terms of the Offer” beginning on page 7 of the Offer to Purchase and (b) “Following the Acceptance Time, Purchaser will provide” in Section 11 — “The Purchase Agreement; Other Agreements” on page 28 of the Offer to Purchase:

If Mobileye’s articles of association are amended during the Subsequent Offering Period pursuant to the Conversion Resolutions proposed to be approved at the EGM by Mobileye shareholders, transfers of Shares, and thus tenders of Shares, can only be effected by way of a deed of transfer executed before a Dutch civil-law notary, which will require any Mobileye shareholder tendering its Shares during such period of time to execute, in coordination with Purchaser, a power of attorney legalized and apostilled, and to provide know-your-customer information, each to the satisfaction of the Dutch civil-law notary (please see Section 12 — “Purpose of the Offer; Plans for Mobileye — Purpose of the Offer” for additional information).

5.     The paragraph captioned “Other measures” in Section 13 — “Certain Effects of the Offer” on page 57 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

Other measures. Subject to the terms and conditions of the Purchase Agreement and this Offer to Purchase, Purchaser reserves the right to request Mobileye to submit proposals for a vote at the EGM in order to change the corporate structure and the capital structure of Mobileye and/or achieve an optimal financial or other structuring, including amendments to Mobileye’s articles of association and changes in the accounting policies applied in Mobileye and its subsidiaries, all in accordance with Dutch law and the articles of association of Mobileye and as described in Section 12 — “Purpose of the Offer; Plans for Mobileye —Alternative Post-Offer Reorganization Measures.”

6.     The first sentence of the penultimate paragraph of Section 15 — “Certain Conditions to the Offer” on page 58 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

The conditions to the Offer described above constitute all conditions which must have been satisfied or waived (to the extent such waiver is permitted by applicable law and the terms of the Purchase Agreement) as of the Expiration Time in accordance with the Purchase Agreement; provided that such conditions do not limit the rights of Purchaser to extend, terminate or modify the Offer in accordance with the terms and conditions of the Purchase Agreement.

7.     The first sentence of the last paragraph of Section 15 — “Certain Conditions to the Offer” on page 58 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

The foregoing conditions are for the sole benefit of Intel and Purchaser and may be asserted by Intel or Purchaser or may be waived (subject to applicable law) by Intel or Purchaser in its sole discretion, in each case subject to the terms of the Purchase Agreement and applicable rules and regulations of the SEC.

8.     The Offer to Purchase is hereby amended and supplemented by adding the paragraph below as the final paragraph of Section 15 — “Certain Conditions to the Offer” on page 58 of the Offer to Purchase:

With respect to the Minimum Condition, in order to comply with the U.S. tender offer rules, if Purchaser waives (in whole or in part with the written approval of Mobileye) or the Minimum Condition changes (to the extent contemplated under the Purchase Agreement and described in the definition of “Minimum Condition”) prior to the expiration of the Offer (including during any extension of the Expiration Time), then at least five business days prior to the Expiration Time (as it may be extended pursuant to the terms of the Purchase Agreement and as described in the Offer to Purchase), Purchaser will announce such waiver or change of the Minimum Condition and amend the Schedule TO and the Offer to Purchase to reflect such waiver or change. Purchaser or Intel will make this announcement in a press release, which will state the exact percentage applicable to the Minimum Condition and, furthermore, advise Mobileye shareholders to withdraw their tendered Shares immediately if their willingness to tender into the Offer would be affected by such waiver or change of the Minimum Condition. During the five business day period after Purchaser makes the announcement described in this paragraph, the Offer will remain open for acceptances and holders of Shares who have tendered their Shares in the Offer will be entitled to withdraw their Shares. Once the Expiration Time has occurred, holders of Shares will not be entitled to withdraw their tendered Shares.

9.     The subsection captioned “Foreign Competition Law Filings” in Section 16 — “Certain Legal Matters; Regulatory Approvals” beginning on page 59 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

Foreign Competition Law Filings. Mobileye and Purchaser and certain of their respective subsidiaries conduct business in several countries outside of the United States. Based on a review of the information currently available about the businesses in which Purchaser, Mobileye and their respective affiliates are engaged, Purchaser and Mobileye have determined that, at a minimum, filings with the German Competition Authority, the Israel Antitrust Authority, the Austrian Bundeswettbewerbsbehörde (Federal Competition Authority), and the Korea Fair Trade Commission, and the other waiting periods promulgated or the approvals required under the competition laws of Germany, Korea, Austria, and Israel, in each case, to the extent applicable, shall have, respectively, expired or been received before the transactions contemplated by the Purchase Agreement may close. Descriptions of the filing process for each of these jurisdictions are provided in Item 8 of the Schedule 14D-9. In accordance with the terms of the Purchase Agreement, Mobileye, Intel and Purchaser have agreed to promptly (and consistent with market practice) make all such filings.

Intel and Purchaser are not currently aware of any other pre-closing antitrust or competition law filings required in connection with the transactions contemplated by the Purchase Agreement.

10.     The first paragraph of Section 19 — “Miscellaneous” on page 61 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

Neither Purchaser nor Intel is aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, we cannot cause the Offer to comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2017

Cyclops Holdings, LLC

By:	/s/ Robert H. Swan
Robert H. Swan
Manager

Intel Corporation

By:	/s/ Robert H. Swan
Robert H. Swan
Executive Vice President and Chief Financial Officer

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated April 5, 2017.*

(a)(1)(B)	Form of Letter of Transmittal (including the Declaration of Status for Israeli Income Tax Purposes and Substitute Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees.*

(a)(1)(F)	Text of Summary Advertisement as published in The Wall Street Journal on April 5, 2017.*

(a)(5)(A)	Joint Press Release issued by Intel Corporation and Mobileye N.V., dated March 13, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(a)(5)(B)	Investor Presentation, dated March 13, 2017 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(a)(5)(C)	Intel Acquires Mobileye Frequently Asked Questions, dated March 13, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(a)(5)(D)	Letter to Intel Corporation Employees from Brian Krzanich, Chief Executive Officer of Intel Corporation, dated March 13, 2017 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(a)(5)(E)	Intel Corporation and Mobileye N.V. Transaction Website Homepage, published March 13, 2017 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(a)(5)(F)	Transcript of Joint Investor Conference Call held by Intel Corporation and Mobileye N.V. on March 13, 2017 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(a)(5)(G)	Intel Corporation to Acquire Mobileye N.V. Revised Frequently Asked Questions (FAQ), dated March 17, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Intel Corporation with the United States Securities and Exchange Commission on March 17, 2017).

(a)(5)(H)	Text of Press Release issued by Intel Corporation, dated April 5, 2017, announcing launch of Tender Offer.*

(a)(5)(I)	English Translation of the Japanese-language Extraordinary Report filed by Intel Corporation with the Director-General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan pursuant to the Financial Instruments and Exchange Act of Japan, dated April 20, 2017.**

(d)(1)	Purchase Agreement, dated as of March 12, 2017, by and among Intel Corporation, Cyclops Holdings, Inc., and Mobileye N.V. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(d)(2)	Confidentiality Agreement, effective as of February 1, 2017, by and between Intel Corporation and Mobileye N.V.*

(d)(3)	Transaction Letter, dated as of February 1, 2017, by and between Intel Corporation and Mobileye N.V.*

(d)(4)	Tender and Support Agreement, dated as of March 12, 2017, by and between Intel Corporation, Ziv Aviram, and Cyclops Holdings, Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(d)(5)	Tender and Support Agreement, dated as of March 12, 2017, by and between Intel Corporation, Amnon Shashua, and Cyclops Holdings, Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(d)(6)	Non-Competition Agreement, dated as of March 12, 2017, by and between Intel Corporation and Amnon Shashua (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Intel Corporation with the United States Securities and Exchange Commission on March 13, 2017).

(d)(7)	Employment Agreement Addendum, dated as of March 12, 2017, by and between Mobileye Vision Technologies Ltd. and Amnon Shashua.*

(d)(8)	Power of Attorney of Intel Corporation and Cyclops Holdings, LLC, dated April 20, 2017.**

*	Previously filed with the United States Securities and Exchange Commission by Cyclops Holdings, LLC in its Tender Offer Statement on Schedule TO on April 5, 2017.
**	Previously filed with the United States Securities and Exchange Commission by Cyclops Holdings, LLC in Amendment No. 1 to its Tender Offer Statement on Schedule TO on April 20, 2017.